TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED JUNE 30, 2020

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	June 30,	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$68,418	$76,729
Accounts receivable, net	61,985	60,881
Equipment Installment Plan ("EIP") receivables, net	33,151	31,750
Inventory	19,522	19,477
Prepaid expenses and other current assets	33,202	25,569
Total current assets	216,278	214,406

Property and equipment, net	349,361	378,861
Operating lease right-of-use assets, net	150,305	-
License costs and other intangible assets, net	88,312	95,792
Goodwill	8,632	9,046
Long-term EIP receivables	28,754	35,760
Deferred income taxes	54,557	73,216
Other assets	31,429	31,546
Total assets	$927,628	$838,627

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$32,505	$28,500
Construction accounts payable	27,401	28,753
Current portion of debt and financing lease liabilities	30,498	32,428
Customer deposits and unearned revenue	22,730	20,237
Short-term operating lease liabilities	16,750	-
Other current liabilities and accrued expenses	104,235	123,612
Total current liabilities	234,119	233,530

Long-term debt and financing lease liabilities	536,751	528,738
Deferred gain	-	49,114
Deferred income taxes	10,238	9,737
Non-current operating lease liabilities	133,395	-
Other non-current liabilities	27,817	25,300
Total liabilities	942,320	846,419

Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 58,884,114 and 58,451,931 shares issued and outstanding	4,317	3,439
Accumulated deficit	(71,727)	(71,134)
Accumulated other comprehensive (loss) income	(650)	4,415
Total Trilogy International Partners Inc. shareholders' deficit	(68,060)	(63,280)
Noncontrolling interests	53,368	55,488
Total shareholders' deficit	(14,692)	(7,792)

Total liabilities and shareholders' deficit	$927,628	$838,627

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

Revenues
Wireless service revenues	$94,570	$116,015	$201,207	$232,387
Wireline service revenues	18,789	17,172	37,557	33,770
Equipment sales	19,671	43,537	44,630	96,163
Non-subscriber international long distance and other revenues	1,970	2,883	4,383	5,029
Total revenues	135,000	179,607	287,777	367,349

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	48,141	48,100	99,312	97,882
Cost of equipment sales	21,122	45,666	47,360	98,660
Sales and marketing	16,895	20,850	38,492	40,409
General and administrative	29,342	30,873	57,209	64,823
Depreciation, amortization and accretion	26,012	27,682	51,969	54,416
Loss (gain) on disposal of assets and sale-leaseback transaction	1,810	(222)	2,530	(7,618)
Total operating expenses	143,322	172,949	296,872	348,572
Operating (loss) income	(8,322)	6,658	(9,095)	18,777

Other (expenses) income
Interest expense	(11,055)	(11,776)	(22,469)	(23,526)
Change in fair value of warrant liability	(1)	104	(51)	(303)
Other, net	(1,014)	(205)	(2,967)	(1,390)
Total other expenses, net	(12,070)	(11,877)	(25,487)	(25,219)
Loss before income taxes	(20,392)	(5,219)	(34,582)	(6,442)
Income tax benefit (expense)	1,156	(1,131)	(1,909)	(2,807)
Net loss	(19,236)	(6,350)	(36,491)	(9,249)
Less: Net loss (income) attributable to noncontrolling interests	8,200	706	14,346	(378)
Net loss attributable to Trilogy International Partners Inc.	$(11,036)	$(5,644)	$(22,145)	$(9,627)

Comprehensive (loss) income
Net loss	$(19,236)	$(6,350)	$(36,491)	$(9,249)
Other comprehensive income (loss):
Foreign currency translation adjustments	11,083	(1,576)	(10,084)	67
Net (loss) gain on short-term investments	-	(11)	-	1
Other comprehensive income (loss)	11,083	(1,587)	(10,084)	68
Comprehensive loss	(8,153)	(7,937)	(46,575)	(9,181)
Comprehensive loss (income) attributable to noncontrolling interests	2,697	1,476	19,358	(419)
Comprehensive loss attributable to Trilogy International Partners Inc.	$(5,456)	$(6,461)	$(27,217)	$(9,600)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.19)	$(0.10)	$(0.39)	$(0.17)
Diluted (see Note 14 - Earnings per Share)	$(0.19)	$(0.10)	$(0.39)	$(0.17)

Weighted average common shares:
Basic	57,525,613	56,443,136	57,455,570	56,400,188
Diluted	57,525,613	56,443,136	57,455,570	56,400,188

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Deficit
(US dollars in thousands, except shares)
(unaudited)

					Accumulated
Three Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Deficit
Balance, March 31, 2019	57,925,319	$-	$840	$(77,134)	$4,277	$42,339	$(29,678)
Dividends declared and paid	72,557	-	109	(861)	-	(4,269)	(5,021)
Equity-based compensation	-	-	1,032	-	-	159	1,191
Net loss	-	-	-	(5,644)	-	(706)	(6,350)
Other comprehensive loss	-	-	-	-	(817)	(770)	(1,587)
Redemption of Class C Units and other	26,299	-	179	-	(7)	(187)	(15)
Balance, June 30, 2019	58,024,175	$-	$2,160	$(83,639)	$3,453	$36,566	$(41,460)

Balance, March 31, 2020	58,884,114	$-	$4,067	$(60,691)	$(6,233)	$57,797	$(5,060)
Dividends declared and paid	-	-	-	-	-	(2,960)	(2,960)
Equity-based compensation	-	-	978	-	-	1,866	2,844
Net loss	-	-	-	(11,036)	-	(8,200)	(19,236)
Other comprehensive income	-	-	-	-	5,580	5,503	11,083
Other	-	-	(728)	-	3	(638)	(1,363)
Balance, June 30, 2020	58,884,114	$-	$4,317	$(71,727)	$(650)	$53,368	$(14,692)

					Accumulated
Six Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Deficit
Balance, December 31, 2018	57,713,836	$-	$286	$(75,309)	$3,428	$37,979	$(33,616)
Cumulative effect of accounting changes	-	-	-	2,158	-	2,227	4,385
Dividends declared and paid	72,557	-	109	(861)	-	(4,269)	(5,021)
Equity-based compensation	-	-	1,732	-	-	302	2,034
Net (loss) income	-	-	-	(9,627)	-	378	(9,249)
Other comprehensive income	-	-	-	-	27	41	68
Issuance of shares related to RSUs, redemption of	237,782	-	33	-	(2)	(92)	(61)
Class C Units and other
Balance, June 30, 2019	58,024,175	$-	$2,160	$(83,639)	$3,453	$36,566	$(41,460)

Balance, December 31, 2019	58,451,931	$-	$3,439	$(71,134)	$4,415	$55,488	$(7,792)
Cumulative effect of accounting changes	-	-	-	21,552	-	23,897	45,449
Dividends declared and paid	-	-	-	-	-	(8,085)	(8,085)
Equity-based compensation	-	-	1,856	-	-	2,010	3,866
Net loss	-	-	-	(22,145)	-	(14,346)	(36,491)
Other comprehensive loss	-	-	-	-	(5,072)	(5,012)	(10,084)
Issuance of shares related to RSUs and other	432,183	-	(978)	-	7	(584)	(1,555)
Balance, June 30, 2020	58,884,114	$-	$4,317	$(71,727)	$(650)	$53,368	$(14,692)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Six Months Ended June 30,
	2020	2019

Operating activities:
Net loss	$(36,491)	$(9,249)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	7,817	6,050
Depreciation, amortization and accretion	51,969	54,416
Equity-based compensation	3,866	2,034
Loss (gain) on disposal of assets and sale-leaseback transaction	2,530	(7,618)
Non-cash right-of-use asset lease expense	9,175	-
Non-cash interest expense, net	1,714	1,388
Settlement of cash flow hedges	(758)	(378)
Change in fair value of warrant liability	51	303
Non-cash loss from change in fair value on cash flow hedges	3,100	1,329
Unrealized loss on foreign exchange transactions	619	975
Deferred income taxes	(4,079)	(14,560)
Changes in operating assets and liabilities:
Accounts receivable	(10,236)	777
EIP receivables	2,019	(1,400)
Inventory	(1,030)	23,394
Prepaid expenses and other current assets	(11,341)	(13,484)
Other assets	1,548	(3,203)
Accounts payable	4,546	(10,959)
Customer deposits and unearned revenue	3,253	988
Operating lease liabilities	(7,903)	-
Other current liabilities and accrued expenses	(10,305)	(24,138)
Net cash provided by operating activities	10,064	6,665

Investing activities:
Proceeds from sale-leaseback transaction	-	49,853
Purchase of property and equipment	(31,201)	(40,922)
Maturities and sales of short-term investments	-	1,987
Other, net	(1,628)	201
Net cash (used in) provided by investing activities	(32,829)	11,119

Financing activities:
Proceeds from debt	253,213	120,933
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(240,893)	(104,674)
Proceeds from EIP receivables financing obligation	12,558	-
Proceeds from sale-leaseback financing obligation	-	14,471
Dividends to shareholders and noncontrolling interests	(8,085)	(5,021)
Debt issuance and modification costs	(1,435)	-
Other, net	1,180	(1,628)
Net cash provided by financing activities	16,538	24,081

Net (decrease) increase in cash and cash equivalents	(6,227)	41,865

Cash and cash equivalents, beginning of period	76,729	43,942

Effect of exchange rate changes	(2,084)	331

Cash and cash equivalents, end of period	$68,418	$86,138

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. ("TIP Inc." and together with its consolidated subsidiaries referred to as the "Company"). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2019 is derived from the Company's audited financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

On February 7, 2017, Trilogy International Partners LLC ("Trilogy LLC"), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Below is a brief summary of each of the Company's operations:

New Zealand:

Two Degrees Mobile Limited ("2degrees") was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation ("3G") and fourth generation ("4G") networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees also began offering fixed broadband communications services to residential and enterprise customers.

As of June 30, 2020, through its consolidated subsidiaries, Trilogy LLC's ownership interest in 2degrees was 73.2%.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel") was formed under the laws of Bolivia in November 1999 to engage in Personal Communication Systems ("PCS") operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel's subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed Long Term Evolution wireless services and public telephony services. NuevaTel's public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of June 30, 2020, through its consolidated subsidiaries, Trilogy LLC's ownership interest in NuevaTel was 71.5%.

Additional details on our reportable operating segments are included in Note 17 - Segment Information.

Impact of COVID-19 on our Business:

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

During the first half of 2020 and through the filing date of these Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected as a result of the pandemic. The impact to date has varied by geography with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the future effects on the Company's businesses and financial results cannot be reasonably estimated.

In New Zealand, the government's swift and significant response in March and April had an immediate impact on customer acquisition and revenues. In April 2020, and in an effort to mitigate the impact of the pandemic, 2degrees announced that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees' workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Adjusted EBITDA, began to improve sequentially in May and June compared to the first months of the pandemic. There continues to be uncertainty for 2degrees regarding future effects of COVID-19 and related responses by the government, regulators and customers. Specifically, 2degrees faces a risk of increased bad debt expense; although we have not yet observed a significant increase in bad debt expense in New Zealand, continued uncertainty remains related to the potential indirect impact resulting from broader economic trends.

In Bolivia, the impact of COVID-19 and related societal restrictions have been more pronounced, creating greater risk and uncertainty for the business. Accordingly, the total impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. During the three months ended June 30, 2020, NuevaTel experienced a reduction in key financial metrics including revenues, Adjusted EBITDA, and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel's customers. In June 2020, the Bolivian government permitted providers to migrate certain existing customers to a free plan (referred to as the Lifeline plan) with very basic services when a customer has two or more past due bills. The customer is not invoiced for services provided under the Lifeline plan, and revenue is not recognized during this period of service. As a result, we have observed improvement in collections, as certain customers paid past due amounts in order to retain the same level of services provided before migration to the Lifeline plan. The government has also clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service.

There is uncertainty whether customer behavior in Bolivia will return to historic norms which could materially impact the timing and amount of cash collections, bad debt expense and revenue trends. Additionally, although the impact of the pandemic to date has been short in duration and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable, an ongoing or sustained impact on NuevaTel's financial performance could require a review of long-lived assets for impairment or an assessment of deferred tax assets and other assets for recoverability. The combined balances of deferred tax assets that could be subject to a valuation allowance and long-lived assets subject to recoverability consideration are material. From a cash and liquidity standpoint, due to cash management efforts during the quarter, NuevaTel's cash balances increased from $21.8 million at March 31, 2020 to $31.1 million at June 30, 2020. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary.

For additional discussion of the impact of COVID-19 on our business, see "Impact of COVID-19 on our Business" in our Management's Discussion and Analysis.

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $8.2 million and $5.3 million as of June 30, 2020 and December 31, 2019, respectively.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Accounting Pronouncements Adopted During the Current Year:

As an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to elect the extended transition period. As a result, the Company's financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 related to leases ("Topic 842") and has since modified the standard with several ASUs (collectively, the "new lease standard"). This new lease standard requires organizations that lease assets to recognize on the balance sheet the right-of-use ("ROU") assets and lease liabilities for the rights and obligations created by those leases. The new lease standard requires both classifications of leases, operating and finance leases, to be recognized on the balance sheet. The new guidance also results in a change in naming convention for leases historically classified as capital leases. Under the new lease standard, these leases are now referred to as finance leases. Consistent with previous GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The new lease standard also requires enhanced disclosure to enable investors and other financial statement users to understand better the amount, timing and uncertainty of cash flows arising from leases. As an "emerging growth company", we adopted the new lease standard effective January 1, 2020, using the modified retrospective approach, by recognizing and measuring leases at such initial adoption date with the cumulative-effect adjustment recognized on such date to opening retained earnings/accumulated deficit and as a result we did not restate the prior periods presented in the consolidated financial statements. We adopted certain practical expedients permitted under the transition guidance and did not reassess (1) whether an expired or existing contract is a lease or contains a lease, (2) lease classification of an expired or existing lease, (3) initial direct costs for an existing or expired lease or (4) whether an existing or expired land easement is or contains a lease if it has not historically been accounted for as a lease. We also elected the practical expedient to not separate lease and non-lease components for all of our leases. Additionally, we elected the short-term lease recognition exemption, which allows for the exclusion of leases with a term of 12 months or less from recognition on the balance sheet as ROU assets and lease liabilities.

The adoption of the new lease standard resulted in the recognition of an operating lease ROU asset of $162.9 million and an operating lease liability of $161.1 million as of the adoption date of January 1, 2020. These ROU assets and operating lease liabilities give rise to deferred tax assets and liabilities that are offsetting and related to the same tax jurisdictions, thus net impacts were negligible to the Condensed Consolidated Balance Sheet as of the adoption date. Included in the measurement of the new operating lease ROU asset is the reclassification of certain balances, including those historically recorded as prepaid rent and deferred rent. The adoption also resulted in a cumulative effect transitional adjustment of $55.0 million ($37.6 million net of tax) to Accumulated deficit and Noncontrolling interests related to the elimination of deferred gains on sale-leaseback transactions which would have been recognized to income over an average period of approximately 10 years. Additionally, at the transition date, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if a sale has occurred and qualification for leaseback accounting existed under the new lease standard. Under the new lease standard, a sale is assessed using the transfer of control criteria in the new revenue standard. This assessment of transfer of control and reevaluation of sale-leaseback transactions under the new lease standard is an area of judgment. The reassessment resulted in certain tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. The recognition of these qualifying sale-leaseback transactions resulted in a cumulative effect transitional adjustment of $11.5 million ($7.9 million net of tax) to Accumulated deficit and Noncontrolling interests. At the transition date, we derecognized the tower-related assets and financing obligations for these site lease locations and measured the related ROU assets and lease liabilities in accordance with the transition guidance. The qualification for sale-leaseback accounting for these tower sites results in the recognition of lease costs in the current year, which was previously reported as depreciation expense and interest expense in prior periods. Additionally, the qualification for sale-leaseback accounting results in presentation of certain payments from financing outflows to operating outflows in the Condensed Consolidated Statement of Cash Flows as compared to prior presentation prior to qualification for sale-leaseback accounting. Aside from the impacts described herein, the adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. See Note 15 - Leases for additional information related to leases, including required disclosures under Topic 842.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Recently Issued Accounting Standards:

In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The standard aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an "emerging growth company", the effective date for the standard is the date it becomes applicable to private companies. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the "credit loss standard"). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an "emerging growth company", we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

	As of June 30, 2020	As of December 31, 2019

Land, buildings and improvements	$9,640	$9,391
Wireless communication systems	801,939	811,344
Furniture, equipment, vehicles and software	184,887	196,215
Construction in progress	51,913	51,814
	1,048,379	1,068,764
Less: accumulated depreciation	(699,018)	(689,903)
Property and equipment, net	$349,361	$378,861

Depreciation expense was $22.8 million and $23.1 million for the three months ended June 30, 2020 and 2019, respectively. Depreciation expense was $45.3 million and $45.5 million for the six months ended June 30, 2020 and 2019, respectively.

Advances to equipment vendors are included in Other assets and totaled $4.2 million and $4.0 million as of June 30, 2020 and December 31, 2019, respectively.

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers for expected cash proceeds of approximately $100 million. As of June 30, 2020, three closings have been completed for a total of 574 towers resulting in total cash consideration of $89.5 million, of which $64.3 million was received during the six months ended June 30, 2019 related to the first closing of 400 towers. There were no proceeds received during the six months ended June 30, 2020. The proceeds received during the six months ended June 30, 2019 were recognized in the Condensed Consolidated Statement of Cash Flows in the amount of $49.9 million as Proceeds from sale-leaseback transaction in investing activities and $14.5 million as Proceeds from sale-leaseback financing obligation in financing activities. The Company had $16.8 million of financing obligations outstanding as of December 31, 2019 resulting from all closings for towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel. In connection with the adoption of the new lease standard, these unrecognized sale-leaseback transactions were reassessed and certain towers qualified for sale-leaseback accounting under the new standard. The amounts related to the towers that qualified for sale-leaseback accounting were removed from the tower financing obligations and recognized as a sale-leaseback as of January 1, 2020. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information on the impact of the adoption of the new lease standard and Note 7 - Debt for further information on the tower sale-leaseback transaction.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

As of December 31, 2019, the Company had an outstanding balance of deferred gain of $55.1 million for the towers that qualified as a sale-leaseback, of which $1.0 million were capital leases and the remaining were operating leases based on a lease-by-lease accounting evaluation. At the time of the first closing, $7.0 million of gain was immediately recognized in Gain on disposal of assets and sale-leaseback transaction in the Condensed Consolidated Statement of Operations and Comprehensive Loss for the six months ended June 30, 2019. During the three and six months ended June 30, 2019, $1.0 million and $1.3 million of the deferred gain was recognized, respectively. The current portion of the deferred gain was $5.9 million as of December 31, 2019 and is included in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheet. In connection with the adoption of the new lease standard, the deferred gain was recognized to Accumulated deficit and Noncontrolling interests as of January 1, 2020. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information on the impact of the adoption of the new lease standard.

Bank fees of $1.3 million were incurred in connection with the tower sale transaction in the first quarter of 2019 and were included in General and administrative expenses in the Condensed Consolidated Statement of Operations and Comprehensive Loss for the six months ended June 30, 2019 and in Net cash provided by operating activities in the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2019.

The assets and liabilities for the remaining towers were classified as held for sale in the first quarter of 2019, as it was the Company's intention to complete the sale of these towers. The net book value of the remaining towers of $0.7 million was included in Property and equipment, net and the associated asset retirement obligation of $0.3 million was included in Other non-current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019. The Company ceased depreciation of the assets held for sale along with accretion expense associated with the asset retirement obligation once the assets met held for sale criteria in the first quarter of 2019 and the sale of the towers was probable.

The tower sites have an initial lease term of 10 years with up to three five-year renewal terms at NuevaTel's option. NuevaTel's initial gross annual tower operating and capital lease rent obligation is $9.8 million and $0.2 million, respectively, for the towers that qualify as a sale-leaseback under the new lease standard and its gross annual tower financing obligation for the sites that do not qualify as a sale-leaseback under the new lease standard is $0.9 million, all of which are subject to certain 3% annual rent increases. For those towers that qualified as a sale-leaseback, NuevaTel incurred $2.8 million and $1.5 million in gross rent expense during the three months ended June 30, 2020 and 2019, respectively, and $5.6 million and $2.2 million during the six months ended June 30, 2020 and 2019, respectively.

The three closings of the tower sale-leaseback transaction generated a taxable gain which resulted in $18.2 million of Bolivian income tax. This taxable gain gave rise to a deferred tax asset and taxes payable which are included in Deferred income taxes and Other current liabilities and accrued expenses, respectively, in the Condensed Consolidated Balance Sheet as of December 31, 2019. The deferred tax asset was derecognized from Deferred income taxes as of January 1, 2020 in connection with the adoption of the new lease standard. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information. In addition to the income tax, the sale-leaseback transaction also resulted in payment of $2.3 million of transaction taxes included in General and administrative expenses in the Condensed Consolidated Statement of Operations and Comprehensive Loss during the six months ended June 30, 2019.

Supplemental Cash Flow Disclosure:

The Company acquired $0.3 million and $0.8 million of property and equipment through current and long-term debt during the six months ended June 30, 2020 and 2019, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $0.4 million and $7.9 million for the six months ended June 30, 2020 and 2019, respectively.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 3 - GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairments were recognized as of June 30, 2020 and December 31, 2019, since events and circumstances did not indicate such impairment. Changes in the Company's goodwill balance for the six months ended June 30, 2020 and 2019 were related to foreign currency adjustment and were not material.

The Company's license costs and other intangible assets consisted of the following:

		As of June 30, 2020			As of December 31, 2019
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

License costs	7 - 20 years	$213,733	$(126,264)	$87,469	$218,473	$(124,105)	$94,368
Subscriber relationships	7 years	12,013	(11,170)	843	12,589	(11,165)	1,424
Other	6 -14 years	3,478	(3,478)	-	3,542	(3,542)	-
Total		$229,224	$(140,912)	$88,312	$234,604	$(138,812)	$95,792

Amortization expense was $2.8 million and $4.2 million for the three months ended June 30, 2020 and 2019, respectively. Amortization expense was $6.0 million and $8.1 million for the six months ended June 30, 2020 and 2019, respectively.

NOTE 4 - EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of June 30, 2020	As of December 31, 2019

EIP receivables, gross	$70,448	$76,697
Unamortized imputed discount	(3,732)	(4,335)
EIP receivables, net of unamortized imputed discount	$66,716	$72,362
Allowance for doubtful accounts	(4,811)	(4,852)
EIP receivables, net	$61,905	$67,510

Classified on the balance sheet as:	As of June 30, 2020	As of December 31, 2019

EIP receivables, net	$33,151	$31,750
Long-term EIP receivables	28,754	35,760
EIP receivables, net	$61,905	$67,510

Of the $70.4 million EIP receivables gross amount as of June 30, 2020, $4.1 million related to NuevaTel and the remaining related to 2degrees. Of the $76.7 million EIP receivables gross amount as of December 31, 2019, $4.2 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber's installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers' credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel's credit analysis and the subscriber's income level. As of the periods presented, all of NuevaTel's unbilled EIP receivables were categorized as prime.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of June 30, 2020	As of December 31, 2019

Prime	$52,627	$55,764
Subprime	17,821	20,933
Total EIP receivables, gross	$70,448	$76,697

The EIP receivables had weighted average imputed discount rates of 7.36% and 7.44% as of June 30, 2020 and December 31, 2019, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Beginning balance of EIP receivables, net	$60,584	$45,805	$67,510	$43,381
Additions	14,027	24,680	33,503	48,999
Billings and payments	(13,545)	(12,324)	(28,075)	(24,737)
Sales of EIP receivables	(3,780)	(12,891)	(7,827)	(23,276)
Foreign currency translation	4,659	(733)	(3,850)	(28)
Change in allowance for doubtful accounts and imputed discount	(40)	21	644	219
Total EIP receivables, net	$61,905	$44,558	$61,905	$44,558

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the "EIP Sale Agreement") with a third-party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three and six months ended June 30, 2020 and 2019, respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

EIP receivables derecognized	$3,780	$12,891	$7,827	$23,276
Cash proceeds	(3,392)	(11,369)	(7,011)	(20,313)
Reversal of unamortized imputed discount	(156)	(1,039)	(339)	(1,773)
Reversal of allowance for doubtful accounts	(227)	(774)	(470)	(1,397)
Pre-tax loss (gain) on sales of EIP receivables	$5	$(291)	$7	$(207)

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the "Purchaser") and financial institutions that lend capital to the Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The unbilled EIP receivables pledged through this arrangement had an outstanding balance of the current and long-term portion of $14.9 million and $12.1 million, respectively, as of June 30, 2020. These EIP receivables were included in EIP receivables, net and Long-term EIP receivables, respectively, in the Company's Condensed Consolidated Balance Sheet. These EIP receivables serve as collateral for the outstanding financing obligation of $21.7 million related to this secured borrowing arrangement with the Purchaser in Current portion of long-term debt in the Condensed Consolidated Balance Sheet as of June 30, 2020. For further information, see Note 7 - Debt.

NOTE 5 - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	June 30, 2020	December 31, 2019

Payroll and employee benefits	$15,399	$17,538
Income and withholding taxes	14,313	17,169
Value-added tax and other business taxes	13,827	12,452
Handset purchases	12,427	16,746
Other	48,269	59,707
Other current liabilities and accrued expenses	$104,235	$123,612

NOTE 6 - FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

   Level 1 - Quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
  Level 3 - Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents liabilities measured at fair value on a recurring basis as of June 30, 2020. There were no assets measured at fair value on a recurring basis as of June 30, 2020.

	Fair Value Measurement as of June 30, 2020
	Total	Level 1	Level 2	Level 3
Liabilities:
Forward exchange contracts	$370	$-	$370	$-
Warrant liability	151	151	-	-
Interest rate swaps	4,646	-	4,646	-
Options instruments classified as liability	1,717	-	-	1,717
Total liabilities	$6,884	$151	$5,016	$1,717

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2019. There were no assets measured at fair value on a recurring basis as of December 31, 2019.

	Fair Value Measurement as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Liabilities:
Forward exchange contracts	$336	$-	$336	$-
Warrant liability	107	107	-	-
Interest rate swaps	2,296	-	2,296	-
Total liabilities	$2,739	$107	$2,632	$-

The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of the options instruments is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options. See Note 9 - Equity-Based Compensation for further information regarding the options instruments.

There were no transfers between levels within the fair value hierarchy during the six months ended June 30, 2020.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of June 30, 2020 and December 31, 2019 were as follows:

	As of June 30, 2020	As of December 31, 2019

Carrying amount, excluding unamortized discount and deferred financing costs	$574,142	$568,419
Fair value	$536,517	$546,301

For the three and six months ended June 30, 2020 and 2019, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 7 - DEBT

The Company's long-term and other debt as of June 30, 2020 and December 31, 2019 consisted of the following:

	As of June 30, 2020	As of December 31, 2019

Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2023 Senior Facilities Agreement	170,296	-
New Zealand EIP Receivables Financing Obligation	21,702	16,372
Bolivian 2021 Bank Loan	8,348	-
Bolivian 2023 Bank Loan	6,224	7,112
Bolivian 2022 Bank Loan	4,811	5,249
Bolivian Tower Transaction Financing Obligation	4,609	16,757
New Zealand 2021 Senior Facilities Agreement	-	154,887
Bolivian 2021 Syndicated Loan	-	10,015
Other	8,152	8,027
	574,142	568,419
Less: deferred financing costs	(5,233)	(5,189)
Less: unamortized discount	(1,660)	(2,064)
Total debt	567,249	561,166
Less: current portion of debt and financing lease liabilities	(30,498)	(32,428)
Total long-term debt and financing lease liabilities	$536,751	$528,738

Trilogy LLC 2022 Notes:

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days' and not more than 60 days' prior notice as follows:

  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021, at 100%

The Trilogy LLC 2022 Notes are subject to an indenture which includes restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC's domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees' subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of June 30, 2020, there was no such indebtedness outstanding.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. This debt facility (the "New Zealand 2023 Senior Facilities Agreement") has a total available commitment of $285 million New Zealand dollars ("NZD") ($183.1 million based on the exchange rate at June 30, 2020).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the "New Zealand 2021 Senior Facilities Agreement") and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). As of June 30, 2020, the $235 million NZD facility ($151.0 million based on the exchange rate at June 30, 2020) and the $30 million NZD facility ($19.3 million based on the exchange rate at June 30, 2020) were fully drawn. As of June 30, 2020, no amounts were drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees' business. The New Zealand 2023 Senior Facilities Agreement matures February 7, 2023.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate ("BKBM") plus a margin ranging from 2.40% to 3.80% (the "Margin") depending upon 2degrees' net leverage ratio at that time. The interest rate on the outstanding balance was 2.75% as of June 30, 2020.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of June 30, 2020, the commitment fee rate was 0.96%.

Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees' free cash flow. The outstanding debt may be prepaid without penalty at any time.

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

  maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

  maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 3.0 until December 31, 2020; 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

  ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2021 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $2.2 million NZD ($1.4 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2023 Senior Facilities Agreement was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Condensed Consolidated Balance Sheet as of June 30, 2020. The remaining fees paid to lenders and third parties in connection with the refinancing were not significant and were expensed. The unamortized balance of the deferred financing costs associated with the New Zealand 2023 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

Additionally, as a result of the refinancing, the $1.6 million NZD ($1.0 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement will be amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Under the arrangement, the Purchaser has access to funding of $35.5 million NZD ($22.8 million based on the exchange rate at June 30, 2020), which the Purchaser can use to acquire EIP receivables from 2degrees. As of June 30, 2020, $33.8 million NZD ($21.7 million based on the exchange rate at June 30, 2020) of the total potential funding under this arrangement was outstanding. All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Condensed Consolidated Statements of Cash Flows.

The Company determined the Purchaser's obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement and the Company has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Condensed Consolidated Balance Sheets. The EIP receivables financing obligation matures August 2022. The outstanding obligation drawn under this arrangement accrues interest monthly at the BKBM plus a margin of 3.50%. The interest rate on the outstanding balance of the drawn facility was approximately 3.85% as of June 30, 2020. Additionally, a line fee of 0.65% is payable by the Purchaser annually on the total available commitment, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

Bolivian 2021 Bank Loan:

In February 2020, NuevaTel entered into an $8.3 million debt facility (the "Bolivian 2021 Bank Loan") with Banco Nacional de Bolivia S.A. to repay the then outstanding balance under NuevaTel's $25 million debt facility with a consortium of Bolivian banks (the "Bolivian 2021 Syndicated Loan"). The Bolivian 2021 Bank Loan is required to be repaid in full in July 2021. Interest on the Bolivian 2021 Bank Loan accrues at a fixed rate of 7.0% and is payable on a biannual basis.

The Bolivian 2021 Bank Loan agreement contains no financial covenants. Three switches are pledged as collateral to secure the Bolivian 2021 Bank Loan.

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers. There were no closings under this agreement during the six months ended June 30, 2020. For further information, see Note 2 - Property and Equipment. Subsequent to June 30, 2020, NuevaTel completed the final closing under this agreement. For further information, see Note 18 - Subsequent Events.

Upon adoption of the new lease standard, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if sale has occurred and qualification for leaseback accounting existed under the new lease standard. The reassessment resulted in certain individual tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. At the adoption date for the new lease standard, we derecognized tower-related financing obligations of $12.1 million for these site lease locations and measured the related ROU assets and lease liabilities in accordance with the transition guidance. For further information, see Note 1 - Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies.

As of June 30, 2020, the outstanding balance of the current and long-term portion of the financing obligation under the Bolivian sale-leaseback transaction was $0.1 million and $4.5 million, respectively, all of which is considered indebtedness under the indenture for the Trilogy LLC 2022 Notes.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement, a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter, that had a total available commitment of $250 million NZD ($160.7 million based on the exchange rate at June 30, 2020). The debt under the New Zealand 2021 Senior Facilities Agreement bore interest quarterly at the BKBM plus a margin ranging from 2.40% to 3.80% depending upon 2degrees' net leverage ratio at that time. Additionally, a commitment fee at the rate of 40% of the applicable margin was payable quarterly on all undrawn and available commitments. The New Zealand 2021 Senior Facilities Agreement's original maturity date was July 31, 2021.

In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement and used proceeds of that facility to repay the outstanding balance of the New Zealand 2021 Senior Facilities Agreement.

Bolivian 2021 Syndicated Loan:

In April 2016, NuevaTel entered into the Bolivian 2021 Syndicated Loan with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan was required to be repaid in quarterly installments which commenced in 2016, with 10% of the principal amount repaid during each of the first two years and 26.67% of the principal amount to be repaid during each of the final three years. In February 2020, the outstanding balance of the Bolivian 2021 Syndicated Loan was repaid primarily with proceeds from the Bolivian 2021 Bank Loan.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Covenants:

As of June 30, 2020, the Company was in compliance with all of its debt covenants.

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 0.39% to 3.45%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $4.6 million and $2.3 million as of June 30, 2020 and December 31, 2019, respectively. As of June 30, 2020, the total notional amount of these agreements was $262.5 million NZD ($168.7 million based on the exchange rate as of June 30, 2020). The agreements have effective dates from June 30, 2017 through September 30, 2022 and termination dates from September 30, 2020 to March 31, 2025. During the six months ended June 30, 2020, interest rate swap agreements with a total notional amount of $50.0 million NZD ($32.1 million based on the exchange rate as of June 30, 2020) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Non-cash loss from change in fair value recorded in Other, net	$1,085	$615	$3,100	$1,329
Net cash settlement	$465	$266	$758	$368

Forward Exchange Contracts:

At June 30, 2020, 2degrees had short-term forward exchange contracts to sell an aggregate of $15.4 million NZD and buy an aggregate of $9.5 million to manage exposure to fluctuations in foreign currency exchange rates. During the six months ended June 30, 2020, short-term forward exchange contracts to sell an aggregate of $34.4 million NZD and buy an aggregate of $21.2 million matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The foreign exchange gains and losses recognized in Other, net during the three and six months ended June 30, 2020 and 2019 were not material. The estimated settlements under these forward exchange contracts were not material as of June 30, 2020 or December 31, 2019.

NOTE 9 - EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:

In May 2020, TIP Inc. granted a total of 1,700,000 restricted share units ("RSUs" or "Awards") to certain officers and employees under TIP Inc.'s restricted share unit plan (the "RSU Plan"). These RSUs vest in annual installments over a four-year period and entitle the grantee to receive common shares of TIP Inc. (the "Common Shares") at the end of specified vesting periods, subject to continued service through the applicable vesting date. The maximum number of Common Shares that may be issued under the RSU Plan as of June 30, 2020 was 6,398,501 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Trilogy LLC Class C Units (the "Class C Units").

On June 30, 2020, 274,995 RSUs vested. The issuance of Common Shares resulting from this vesting were settled and became outstanding subsequent to June 30, 2020. As of June 30, 2020, 3,355,617 RSUs were unvested, and unrecognized compensation expense relating to outstanding RSUs was approximately $4.8 million, including $1.2 million relating to grants made in 2020. These amounts reflect time-based vesting and equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

2degrees Option Plans:

In June 2020, 2degrees modified approximately 20.1 million of its outstanding service-based share options that were held by employees and former employees (the "Options") by extending the expiration date of those Options to May 31, 2023. The Options previously had expiration dates ranging from 2020 to 2023. No other terms of the Options were modified and all of the options were fully vested at the modification date. As a result of this modification, 2degrees recognized approximately $1.7 million of additional equity-based compensation expense, included within General and administrative expenses, in accordance with the guidance for modifications of equity awards within Accounting Standards Codification 718 "Stock Compensation".

Additionally, as a result of the modification, 2.2 million of the total modified Options were held by former employees and were deemed to represent a liability for accounting purposes, due to the exercise prices not being denominated in the functional currency of the option issuer. At the modification date, the Company remeasured this portion of the awards at fair value and reclassified amounts previously classified as equity to liability in the amount of $1.4 million and recognized incremental expense of $0.4 million recorded to Other, net in the Condensed Consolidated Statement of Operations. These options will continue to be remeasured to reflect the fair value at the end of each reporting period until the options are exercised or expire.

NOTE 10 - EQUITY

TIP Inc. Capital Structure

TIP Inc.'s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the "Special Voting Share") as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of June 30, 2020, TIP Inc. had 58,884,114 Common Shares outstanding, reflecting an increase of 432,183 Common Shares issued during the six months ended June 30, 2020 as a result of the issuance of Common Shares in January and March 2020 for vested RSUs. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2020, the board of directors has determined that it is in the best interests of TIP Inc. not to pay a dividend in 2020. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar ("C$") is distributed to the holder of the Special Voting Share.

As of June 30, 2020, TIP Inc. holds a 69% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. ("Trilogy Intermediate Holdings"). The 0.1% increase in TIP Inc.'s economic ownership interest in Trilogy LLC during the six months ended June 30, 2020 is attributable to the issuance of Common Shares in January and March 2020 for vested RSUs.

Forfeitable Founders Shares:

At June 30, 2020, the Company had 1,675,336 Common Shares issued and outstanding to founding shareholders that are subject to forfeiture on February 7, 2022 (the "Forfeitable Founders Shares"), unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 trading-day period.

Special Voting Share of TIP Inc.:

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of the Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:

At June 30, 2020, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.'s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.2 million and $0.1 million as of June 30, 2020 and December 31, 2019, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:

The Class A Units of Trilogy LLC ("Class A Units") possess all the voting rights under the Trilogy LLC amended and restated Limited Liability Company Agreement (the "Trilogy LLC Agreement"), but have only nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. ("Trilogy Holdings"). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of June 30, 2020, there were 157,682,319 Class A Units outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the "Class B Units") through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.'s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of June 30, 2020, there were 58,884,114 Class B Units outstanding, reflecting an increase of 432,183 Class B Units issued during the six months ended June 30, 2020 as a result of the issuance of Common Shares in January and March 2020 for vested RSUs. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of June 30, 2020, substantially all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of June 30, 2020, there were 26,429,238 Class C Units outstanding, reflecting an increase of 48,032 Class C Units outstanding, attributable to the issuance of Class C Units in January 2020 in connection with the vesting of restricted Class C Units granted to an employee. Additionally, there were 48,033 remaining unvested restricted Class C Units as of June 30, 2020, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a four-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee's continued service. There are no voting rights or right to receive distributions prior to vesting of these unvested Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 11 - ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

A summary of the components of Accumulated other comprehensive (loss) income is presented below:

	As of June 30, 2020	As of December 31, 2019

Cumulative foreign currency translation adjustment	$(650)	$4,415
Total accumulated other comprehensive (loss) income	$(650)	$4,415

NOTE 12 - NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company's consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of June 30, 2020	As of December 31, 2019

2degrees	$35,140	$39,223
NuevaTel	48,960	45,122
Trilogy International Partners LLC	(30,037)	(28,159)
Salamanca Solutions International LLC	(695)	(698)
Noncontrolling interests	$53,368	$55,488

Supplemental Cash Flow Disclosure:

During the three and six months ended June 30, 2020, 2degrees declared and paid dividends to noncontrolling interests of $3.0 million. During the six months ended June 30, 2020, NuevaTel declared and paid dividends to a noncontrolling interest of $5.1 million. The dividends were recorded as financing activity in the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2020.

NOTE 13 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 17 - Segment Information for additional information on revenue by segment.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

The following table presents the disaggregated reported revenue by category:

	Three Months Ended June 30, 2020				Three Months Ended June 30, 2019
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$40,689	$17,660	$-	$58,349	$42,757	$20,446	$-	$63,203
Prepaid wireless service revenues	20,832	13,695	-	34,527	22,018	27,355	-	49,373
Wireline service revenues	18,789	-	-	18,789	17,172	-	-	17,172
Equipment sales	19,671	-	-	19,671	41,989	1,548	-	43,537
Other wireless service and other revenues	1,707	1,885	72	3,664	2,320	3,705	297	6,322
Total revenues	$101,688	$33,240	$72	$135,000	$126,256	$53,054	$297	$179,607

	Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$83,104	$37,125	$-	$120,229	$84,251	$40,602	$-	$124,853
Prepaid wireless service revenues	42,779	33,253	-	76,032	44,596	55,737	-	100,333
Wireline service revenues	37,557	-	-	37,557	33,770	-	-	33,770
Equipment sales	42,799	1,831	-	44,630	91,739	4,424	-	96,163
Other wireless service and other revenues	3,899	5,105	325	9,329	4,581	7,258	391	12,230
Total revenues	$210,138	$77,314	$325	$287,777	$258,937	$108,021	$391	$367,349

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheet represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheet as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three and six months ended June 30, 2020, the impairment charges related to contract assets were insignificant.

The following table represents changes in the contract assets balance:

	Contract Assets
	2020	2019

Balance at January 1	$3,044	$5,231
Increase resulting from new contracts	406	2,427
Contract assets reclassified to a receivable or collected in cash	(1,876)	(3,053)
Foreign currency translation	(32)	2
Balance at June 30	$1,542	$4,607

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2020	2019

Balance at January 1	$20,237	$18,966
Net increase in deferred revenue	20,678	18,153
Revenue recognized related to the balance existing at January 1(1)	(17,416)	(17,008)
Foreign currency translation	(769)	(209)
Balance at June 30	$22,730	$19,902

(1)The amounts related to revenue recognized during the three months ended June 30, 2020 and 2019 were $0.7 million and $1.3 million, respectively.

Remaining Performance Obligations:

As of June 30, 2020, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $7.7 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 93% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606, Revenue from Contracts with Customers ("Topic 606"), that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in our Condensed Consolidated Balance Sheet as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs are assessed for impairment on a periodic basis. For the three and six months ended June 30, 2020, we recognized $0.7 million of impairment charges related to contract costs in connection with disconnections of prepaid subscribers in Bolivia.

The following table represents changes in the contract costs balance:

	Contract Costs
	2020	2019

Balance at January 1	$15,798	$3,050
Incremental costs of obtaining and contract fulfilment costs	7,124	9,903
Amortization and impairment included in operating costs	(6,998)	(2,104)
Foreign currency translation	(434)	(21)
Balance at June 30	$15,490	$10,828

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 14 - EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method.

In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three and six months ended June 30, 2020 and 2019, the warrants were out of the money and no adjustment was made to exclude the loss recognized by TIP Inc. for the change in fair value of the warrant liability. The value of the warrants was unchanged for the three months ended June 30, 2020, and a loss of $0.1 million resulted from the change in fair value of the warrant liability for the six months ended June 30, 2020. A gain of $0.1 million and a loss of $0.3 million resulted from the change in fair value of the warrant liability for the three and six months ended June 30, 2019, respectively. Losses from the warrant liability along with other TIP Inc. expenses for the three and six months ended June 30, 2020 and 2019 increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included as if redeemed.

The components of basic and diluted earnings per share were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(in thousands, except per share amounts)
Numerator:
Net loss attributable to TIP Inc. - basic and diluted	$(11,036)	$(5,644)	$(22,145)	$(9,627)

Denominator:
Basic and diluted weighted average Common Shares outstanding	57,525,613	56,443,136	57,455,570	56,400,188

Net loss per share:
Basic and diluted	$(0.19)	$(0.10)	$(0.39)	$(0.17)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2020 and 2019 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Class C Units	26,429,239	26,470,071	26,429,239	26,394,517
Warrants	13,402,685	13,402,685	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336	1,675,336	1,675,336
Unvested RSUs	2,955,063	2,331,386	2,488,068	1,775,545
Unvested Class C Units	48,033	96,065	48,033	96,065
Common Shares excluded from calculation of diluted net loss per share	44,510,356	43,975,543	44,043,361	43,344,148

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

NOTE 15 - LEASES

We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including a consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets. ROU assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geography in which we conduct business. Our typical lease arrangement includes a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.

We have certain lease arrangements with non-lease components that relate to the lease components, primarily related to maintenance and utility costs that are paid to the lessor. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. Certain leases contain escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognize lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

The components of total lease cost, net consisted of the following:

		Three Months Ended	Six Months Ended
	Classification	June 30, 2020	June 30, 2020

Operating lease cost(1)	Cost of service, Sales and marketing, General and administrative (2)	$8,982	$17,995
Financing lease cost:
Amortization of right-of-use assets	Depreciation, amortization and accretion	175	354
Interest on lease liabilities	Interest expense	95	193
Total net lease cost		$9,252	$18,542

(1)Operating lease costs include variable and short-term lease costs, both of which were immaterial for the periods presented.

(2)The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the three months ended June 30, 2020 were $7.6 million, $0.6 million and $0.9 million, respectively. The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative expenses during the six months ended June 30, 2020 were $15.0 million, $1.2 million and $1.8 million, respectively.

Sublease income was not significant for the periods presented.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Balance sheet information related to leases as of June 30, 2020 consisted of the following:

	Classification	As of June 30, 2020
Assets
Operating	Operating lease right-of-use assets, net	$150,305
Financing	Property and equipment, net	3,498
Total lease assets		$153,803

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$16,750
Financing	Current portion of debt and financing lease liabilities	1,287
Long-term liabilities
Operating	Non-current operating lease liabilities	133,395
Financing	Long-term debt and financing lease liabilities	2,713
Total lease liabilities		$154,145

The following table presents cash flow information for leases for the six months ended June 30, 2020:

Six Months Ended June 30, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$12,867
Operating cash flows for finance leases	$193
Financing cash flows for finance leases	$624

Right-of-use-assets obtained in exchange for new lease liabilities were not significant for the period presented.

The weighted-average remaining lease term and the weighted-average discount rate of our leases at June 30, 2020 are as follows:

June 30, 2020
Weighted-average remaining lease term (years)
Operating leases	9
Finance leases	5

Weighted-average discount rate
Operating leases	6.7%
Finance leases	10.1%

The Company's maturity analysis of operating and finance lease liabilities as of June 30, 2020 are as follows:

	Operating Leases	Finance Leases
Remainder of 2020	$13,349	$837
2021	25,528	1,504
2022	23,232	925
2023	22,153	416
2024	21,499	255
2025	20,856	261
Thereafter	74,351	1,138
Total lease payments	200,968	5,336
Less interest	(50,823)	(1,336)
Present value of lease liabilities	150,145	4,000
Less current obligation	(16,750)	(1,287)
Long-term obligation at June 30, 2020	$133,395	$2,713

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Future minimum lease payments for operating lease obligations as of December 31, 2019 under the previous lease accounting standard consisted of the following:

Years Ending December 31,	Operating Leases
2020	$25,148
2021	24,245
2022	21,861
2023	20,796
2024	20,126
Thereafter	88,361
Total	$200,537

Future minimum lease payments for capital lease obligations as of December 31, 2019 under the previous accounting standard were not material.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2019. The disclosures below relate to purchase commitments with significant events occurring during the six months ended June 30, 2020.

New Zealand

In November 2019, 2degrees entered into a Radio Access Network sharing agreement with a New Zealand telecommunications provider (the "RAN Sharing Partner") under which the RAN Sharing Partner will supply 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement will allow 2degrees to utilize the third-party's network equipment to serve 2degrees customers on 2degrees' own spectrum and will replace certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement. The payment amounts vary with more significant amounts due in the earlier years. Upon the completion and availability of a specified number of sites, additional payments will be due and will begin a series of ongoing quarterly payments to be made over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees may terminate this agreement effective on February 1, 2025. In March 2020, 2degrees paid an initial amount due under this agreement upon completion of certain proof of concept activities. This initial payment along with the impact of foreign currency reduced the outstanding commitment amount during the six months ended June 30, 2020 as presented as a component of the remaining commitments in the table below.

2degrees has an outstanding commitment with Huawei Technologies (New Zealand) Company Limited ("Huawei") through 2022 for technical support and spare parts maintenance, software upgrades, products, professional services, other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. A portion of this total commitment is based upon cell sites on air as of June 30, 2020 and will be updated quarterly to reflect new site additions. This portion of the commitment also assumes that in 2020, upon termination of the agreement related to this commitment, 2degrees will purchase the existing software license from Huawei. This commitment declined for the obligations met and the impact of foreign currency during the six months ended June 30, 2020 as presented as a component of the remaining commitments in the table below.

In October 2016, 2degrees signed a three-year purchase agreement, effective as of August 1, 2016, with a handset manufacturer. 2degrees has extended this agreement through August 31, 2020. 2degrees has submitted purchase orders under this agreement which 2degrees expects to be fulfilled during 2020. This commitment has declined for the obligations met and the impact of foreign currency during the six months ended June 30, 2020 as presented as a component of the remaining commitments in the table below.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

Total purchase commitments for each of the next five years for New Zealand as of June 30, 2020, based on exchange rates as of that date, are as follows:

Years ending December 31,
Remainder of 2020	$29,089
2021	23,164
2022	27,358
2023	10,449
2024	10,449

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for their corporate headquarters. The pre-lease agreement requires 2degrees to enter a lease upon completion of construction and allows for coordination of fit-out of the headquarters space during the construction period. The building construction is expected to be completed in the third quarter of 2021, and physical access to the facility has not yet occurred. Upon completion of construction, 2degrees expects to execute a twelve-year lease with total expected rent payments over the lease term of approximately $56 million NZD ($36 million based on the exchange rate at June 30, 2020).

Bolivia

NuevaTel has purchase commitments through 2031 with various vendors which have not changed significantly individually from the year ended December 31, 2019.

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company's subsidiaries operate. These laws and regulations can have a significant influence on the Company's results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in these Notes to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company's financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company's management believes the loss is probable and estimable.

Bolivian Regulatory Matters

NuevaTel's network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel's network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (the "ATT"), the Bolivian telecommunications regulator, is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the "Ministry"), NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019. NuevaTel continues to contest the matter vigorously and has appealed the reinstatement to the Supreme Tribunal of Justice ("Supreme Tribunal"). The ATT has initiated a separate court proceeding against NuevaTel to collect the fine and NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

NOTE 17 - SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker ("CODM"), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources and makes key operating decisions.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expenses); (4) loss (gain) on disposal of assets and sale-leaseback transaction; and (5) all other non-operating income and expenses.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenues
New Zealand	$101,688	$126,256	$210,138	$258,937
Bolivia	33,240	53,054	77,314	108,021
Unallocated Corporate & Eliminations	72	297	325	391
Total revenues	$135,000	$179,607	$287,777	$367,349

Adjusted EBITDA
New Zealand	$26,080	$27,009	$52,253	$52,345
Bolivia	(320)	11,376	4,666	25,556

Equity-based compensation	(2,844)	(1,191)	(3,866)	(2,034)
Transaction and other nonrecurring costs	(800)	(428)	(1,252)	(5,150)
Depreciation, amortization and accretion	(26,012)	(27,682)	(51,969)	(54,416)
(Loss) gain on disposal of assets and sale-leaseback transaction	(1,810)	222	(2,530)	7,618
Interest expense	(11,055)	(11,776)	(22,469)	(23,526)
Change in fair value of warrant liability	(1)	104	(51)	(303)
Other, net	(1,014)	(205)	(2,967)	(1,390)
Unallocated Corporate & Eliminations	(2,616)	(2,648)	(6,397)	(5,142)
Loss before income taxes	$(20,392)	$(5,219)	$(34,582)	$(6,442)

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted) (unaudited)

	As of June 30, 2020	As of December 31, 2019
Total assets
New Zealand	$532,894	$496,270
Bolivia	385,527	331,538
Unallocated Corporate & Eliminations	9,207	10,819
Total assets	$927,628	$838,627

NOTE 18 - SUBSEQUENT EVENTS

NuevaTel Tower Sale and Lease Back Transaction:

In July 2020, NuevaTel completed the fourth and final closing of 34 towers under the sale-leaseback agreement entered in February 2019. This closing resulted in cash consideration of approximately $5.8 million. Upon completion and funding of this fourth closing, a total of 608 towers were sold resulting in total cash consideration of $95.3 million.

The towers subject to the transaction are leased back to NuevaTel in connection with an agreement between NuevaTel and the purchaser of the towers which establishes an initial lease term of 10 years with certain optional 5-year renewal terms. During the third quarter of 2020, the Company will evaluate the fourth closing in accordance with applicable accounting guidance for evaluating sale and lease back transactions to determine the appropriate accounting treatment. See Note 2 - Property and Equipment for further information regarding treatment of prior closings of the transaction.